Exhibit 99.1

2013 HALF-YEAR
FINANCIAL REPORT

CONTENTS

CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	2

CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY	3

CONSOLIDATED INCOME STATEMENTS	4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6

CONSOLIDATED STATEMENTS OF CASH FLOWS	7

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013	8

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES	8

B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2013	15

The condensed half-year consolidated financial statements are unaudited but have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

1 CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2013	December 31, 2012 (1)

Property, plant and equipment	B.2.	10,409	10,578

Goodwill	B.3. - B.4.	38,144	38,073

Other intangible assets	B.3. - B.4.	18,266	20,192

Investments in associates and joint ventures	B.5.	486	487

Non-current financial assets	B.6.	4,490	3,799

Deferred tax assets		4,333	4,379

Non-current assets		76,128	77,508

Inventories		6,852	6,379

Accounts receivable	B.7.	7,614	7,507

Other current assets		2,078	2,355

Current financial assets		82	178

Cash and cash equivalents	B.9.	4,181	6,381

Current assets		20,807	22,800

Assets held for sale or exchange		52	101

TOTAL ASSETS		96,987	100,409

(1)         Includes the impact of applying the amended IAS 19 (see Note A.1.2.)

The accompanying notes on pages 8 to 35 are an integral part of the condensed half-year consolidated financial statements.

2 | 2013 Half-Year Financial Report  •  Sanofi

CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY

(€ million)	Note	June 30, 2013	December 31, 2012(1)

Equity attributable to equity holders of Sanofi		56,066	57,332

Equity attributable to non-controlling interests		129	134

Total equity	B.8.	56,195	57,466

Long-term debt	B.9.	10,689	10,719

Non-current liabilities related to business combinations and to non-controlling interests	B.11.	1,347	1,350

Provisions and other non-current liabilities	B.12.	9,565	11,043

Deferred tax liabilities		5,547	5,932

Non-current liabilities		27,148	29,044

Accounts payable		3,270	3,190

Other current liabilities		6,279	6,758

Current liabilities related to business combinations and to non-controlling interests	B.11.	109	100

Short-term debt and current portion of long-term debt	B.9.	3,971	3,812

Current liabilities		13,629	13,860

Liabilities related to assets held for sale or exchange		15	39

TOTAL LIABILITIES & EQUITY		96,987	100,409

(1)  Includes the impact of applying the amended IAS 19 (see Note A.1.2.)

The accompanying notes on pages 8 to 35 are an integral part of the condensed half-year consolidated financial statements.

Sanofi  •  2013 Half-Year Financial Report  | 3

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2013 (6 months)	June 30, 2012(1) (6 months)	December 31, 2012(1) (12 months)

Net sales	B.18.4.	16,062	17,381	34,947
Other revenues		181	673	1,010
Cost of sales		(5,214)	(5,350)	(11,098)
Gross profit		11,029	12,704	24,859
Research and development expenses		(2,341)	(2,407)	(4,905)
Selling and general expenses		(4,438)	(4,401)	(8,929)
Other operating income		347	319	562
Other operating expenses		(177)	(303)	(414)
Amortization of intangible assets	B.3.	(1,543)	(1,675)	(3,291)
Impairment of intangible assets	B.4.	(440)	(40)	(117)
Fair value remeasurement of contingent consideration liabilities	B.11.	(117)	(106)	(192)
Restructuring costs	B.15.	(159)	(250)	(1,141)
Other gains and losses, and litigation		—	—	—
Operating income		2,161	3,841	6,432
Financial expenses	B.16.	(311)	(370)	(751)
Financial income	B.16.	34	45	93
Income before tax and associates and joint ventures		1,884	3,516	5,774
Income tax expense	B.17.	(356)	(855)	(1,109)
Share of profit/(loss) of associates and joint ventures		4	404	393
Net income		1,532	3,065	5,058
Attributable to non-controlling interests		84	103	169
Net income attributable to equity holders of Sanofi		1,448	2,962	4,889
Average number of shares outstanding (million)	B.8.6.	1,323.9	1,319.3	1,319.5
Average number of shares outstanding after dilution (million)	B.8.6.	1,340.5	1,327.9	1,329.6
– Basic earnings per share (in euros)		1.09	2.25	3.71
– Diluted earnings per share (in euros)		1.08	2.23	3.68

(1)            Includes the impact of applying the amended IAS 19 (see Note A.1.2.)

The accompanying notes on pages 8 to 35 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2013 (6 months)	June 30, 2012(1) (6 months)	December 31, 2012(1) (12 months)

Net income		1,532	3,065	5,058
Attributable to equity holders of Sanofi		1,448	2,962	4,889
Attributable to non-controlling interests		84	103	169
Other comprehensive income:
• Actuarial gains (losses)	B.12.	721	(666)	(1,446)
• Tax effect	B.8.7.	(138)	172	465
Items not subsequently reclassifiable to profit or loss		583	(494)	(981)
• Available-for-sale financial assets	B.6.	754	820	1,451
• Cash flow hedges		(3)	(5)	(4)
• Change in currency translation differences		(329)	572	(532)
• Tax effect		(73)	(57)	(117)
Items subsequently reclassifiable to profit or loss		349	1,330	798
Other comprehensive income for the period, net of taxes		932	836	(183)
Comprehensive income		2,464	3,901	4,875
Attributable to equity holders of Sanofi		2,385	3,798	4,713
Attributable to non-controlling interests		79	103	162

(1)            Includes the impact of applying the amended IAS 19 (see Note A.1.2.)

The accompanying notes on pages 8 to 35 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings(1)	Treasury shares	Stock options and other share-based payment	Other comprehensive income(1)/(2)	Attributable to equity holders of Sanofi(1)	Attributable to non-controlling interests	Total equity(1)

Balance at January 1, 2012 – published financial statements	2,682	53,450	(933)	1,980	(976)	56,203	170	56,373

Impact of applying IAS19R	—	(11)	—	—	1	(10)	—	(10)

Balance at January 1, 2012 – with IAS19R impact(1)	2,682	53,439	(933)	1,980	(975)	56,193	170	56,363

Other comprehensive income for the period	—	(494)	—	—	1,330	836	—	836
Net income for the period	—	2,962	—	—	—	2,962	103	3,065

Comprehensive income for the period(1)	—	2,468	—	—	1,330	3,798	103	3,901

Dividend paid out of 2011 earnings (€2.65 per share)	—	(3,487)	—	—	—	(3,487)	—	(3,487)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(131)	(131)
Share repurchase program	—	—	(454)	—	—	(454)	—	(454)
Reduction in share capital	(42)	(1,087)	1,129	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	3	71	—	—	—	74	—	74
• Issuance of restricted shares	1	(1)	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	72	—	72	—	72
• Tax effects on the exercise of stock options	—	—	—	8	—	8	—	8
Changes in non-controlling interests without loss of control	—	(1)	—	—	—	(1)	4	3
Balance at June 30, 2012(1)	2,644	51,402	(258)	2,060	355	56,203	146	56,349
Other comprehensive income for the period	—	(487)	—	—	(525)	(1,012)	(7)	(1,019)
Net income for the period	—	1,927	—	—	—	1,927	66	1,993
Comprehensive income for the period(1)	—	1,440	—	—	(525)	915	59	974
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(47)	(47)
Share repurchase program	—	—	(369)	—	—	(369)	—	(369)
Reduction in share capital	(13)	(406)	419	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	21	550	—	—	—	571	—	571
• Issuance of restricted shares	1	(1)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	1	—	—	1	—	1
• Value of services obtained from employees	—	—	—	83	—	83	—	83
• Tax effects on the exercise of stock options	—	—	—	17	—	17	—	17
Changes in non-controlling interests without loss of control	—	(89)	—	—	—	(89)	(24)	(113)
Balance at December 31, 2012 (1)	2,653	52,896	(207)	2,160	(170)	57,332	134	57,466
Other comprehensive income for the period	—	583	—	—	354	937	(5)	932
Net income for the period	—	1,448	—	—	—	1,448	84	1,532
Comprehensive income for the period	—	2,031	—	—	354	2,385	79	2,464
Dividend paid out of 2012 earnings (€2.77 per share)	—	(3,638)	—	—	—	(3,638)	—	(3,638)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(67)	(67)
Share repurchase program(3)	—	—	(892)	—	—	(892)	—	(892)
Reduction in share capital(3)	(17)	(585)	602	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	24	717	—	—	—	741	—	741
• Issuance of restricted shares	4	(4)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	2	—	—	2	—	2
• Value of services obtained from employees	—	—	—	85	—	85	—	85
• Tax effects on the exercise of stock options	—	—	—	24	—	24	—	24
Changes in non-controlling interests without loss of control	—	27	—	—	—	27	(17)	10
Balance at June 30, 2013	2,664	51,444	(495)	2,269	184	56,066	129	56,195

(1)                 Includes the impact of applying the amended IAS 19 (see Note A.1.2.)

(2)                 See Note B.8.7.

(3)                 See Notes B.8.2. and B.8.3.

The accompanying notes on pages 8 to 35 are an integral part of the condensed half-year consolidated financial statements.

6 | 2013 Half-year financial report  •  Sanofi

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2013 (6 months)	June 30, 2012 (6 months)	December 31, 2012 (12 months)
Net income attributable to equity holders of Sanofi(1)		1,448	2,962	4,889
Non-controlling interests, excluding BMS(2)		8	11	20
Share of undistributed earnings of associates and joint ventures		11	19	37
Depreciation, amortization and impairment of property, plant and equipment and intangible assets(3)		2,608	2,480	4,907
Gains and losses on disposals of non-current assets, net of tax(4)		(169)	(40)	(86)
Net change in deferred taxes(5)		(606)	(390)	(941)
Net change in provisions(6)/(7)		(703)	112	(607)
Cost of employee benefits (stock options and other share-based payments)		85	72	155
Impact of the workdown of acquired inventories remeasured at fair value		6	17	23
Unrealized (gains)/losses recognized in income		232	(147)	106
Operating cash flow before changes in working capital		2,920	5,096	8,503
(Increase) / decrease in inventories		(512)	(486)	(445)
(Increase) / decrease in accounts receivable		(310)	(52)	368
Increase / (decrease) in accounts payable		123	34	67
Net change in other current assets, current financial assets and other current liabilities		(196)	(265)	(322)
Net cash provided by / (used in) operating activities(8)		2,025	4,327	8,171
Acquisitions of property, plant and equipment and intangible assets	B.2. – B.3.	(728)	(786)	(1,612)
Acquisitions of investments in consolidated undertakings, net of cash acquired(9)	B.1.	(198)	(148)	(282)
Acquisitions of available-for-sale financial assets		(6)	(31)	(46)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(10)		308	71	358
Net change in loans and other financial assets		(31)	3	(5)
Net cash provided by / (used in) investing activities		(655)	(891)	(1,587)
Issuance of Sanofi shares	B.8.1.	741	74	645
Dividends paid:
• to shareholders of Sanofi		(3,638)	(3,487)	(3,487)
• to non-controlling interests, excluding BMS(2)		(9)	(9)	(10)
Transactions with non-controlling interests, other than dividends		(1)	(20)	(62)
Additional long-term debt contracted	B.9.1.	1,141	434	1,178
Repayments of long-term debt	B.9.1.	(2,742)	(734)	(1,345)
Net change in short-term debt		1,873	925	(448)
Acquisitions of treasury shares	B.8.2.	(892)	(454)	(823)
Disposals of treasury shares, net of tax		2	—	1
Net cash provided by / (used in) financing activities		(3,525)	(3,271)	(4,351)
Impact of exchange rates on cash and cash equivalents		(45)	18	24
Net change in cash and cash equivalents		(2,200)	183	2,257
Cash and cash equivalents, beginning of period		6,381	4,124	4,124
Cash and cash equivalents, end of period	B.9.	4,181	4,307	6,381

(1)                 Includes impact of applying the amended IAS 19: (€36 million) for the first half of 2012 and (€78 million) for 2012 as a whole (see Note A.1.2.).

(2)                 See Note C.1. to the financial statements for the year ended December 31, 2012.

(3)                 This line includes the impact of the €384 million net loss taken against the intangible assets of BiPar (see Note B.4.).

(4)                 Includes available-for-sale financial assets.

(5)                 Includes impact of applying the amended IAS 19: (€14 million) for the first half of 2012 and (€25 million) for 2012 as a whole (see Note A.1.2.).

(6)                 Includes impact of applying the amended IAS 19: €50 million for the first half of 2012 and €103 million for 2012 as a whole (see Note A.1.2.).

(7)                 This line includes contributions paid to pension funds (see Note B.12.).

(8)                 Includes:

– Income tax paid	(1,026)	(1,266)	(2,735)
– Interest paid (excluding cash flows on derivative instruments used to hedge debt)	(269)	(255)	(495)
– Interest received (excluding cash flows on derivative instruments used to hedge debt)	24	39	68
– Dividends received from non-consolidated entities	4	2	6

(9)                 This line also contains payments of contingent consideration, which are included in the liability measured and booked in connection with business combinations.

(10)              Property, plant and equipment, intangible assets, investments in consolidated entities and other non-current financial assets.

The accompanying notes on pages 8 to 35 are an integral part of the condensed half-year consolidated financial statements.

Sanofi • 2013 Half-year financial report | 7

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013

INTRODUCTION

Sanofi, together with its subsidiaries (collectively “Sanofi” or “the Group”), is a diversified global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs. Sanofi has fundamental strengths in the healthcare field, operating via seven growth platforms: Emerging Markets, Diabetes Solutions, Human Vaccines, Consumer Health Care, Animal Health, New Genzyme, and Other Innovative Products. Sanofi, the parent company of the Group, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 54, rue La Boétie, 75008 Paris.

Sanofi is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The condensed consolidated financial statements for the six months ended June 30, 2013 were reviewed by the Sanofi Board of Directors at the Board meeting on July 31, 2013.

A/ Basis of preparation of the half-year financial statements and accounting policies

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012.

The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2013 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). Except for the change described in Note A.1.2., the accounting policies applied as of June 30, 2013 are identical to those described in the notes to the published consolidated financial statements as of December 31, 2012.

IFRSs endorsed by the European Union as of June 30, 2013 can be accessed under the heading “IAS/IFRS Standards and Interpretations” at:

http://ec.europa.eu/internal_market/accounting/ias/index_en.htm

A.1.1. New standards and amendments applicable in 2013

The new standards, amendments to standards, and interpretations issued by the IASB and mandatorily applicable with effect from the 2013 financial year are:

•    IAS 19 (Employee Benefits): The impacts of applying the amended IAS 19 are presented in Note A.1.2.

•    IFRS 13 (Fair Value Measurement), issued jointly by the IASB and the U.S. Federal Accounting Standards Board (FASB), proposes a common definition of fair value and application guidance. This new standard requires counterparty risk to be taken into account when measuring the fair value of financial instruments. The measurement of counterparty risk performed on first-time application of IFRS 13 indicated that this risk was not material to the Group. IFRS 13 also specifies the disclosures required for users of the financial statements to assess the techniques used to measure fair value. In accordance with IAS 34 the disclosures about the valuation techniques used to measure the fair value of financial instruments are provided in the table in Note A.4. and disclosures about the sensitivity of fair values of level 3 financial instruments are provided in Note B.11.

8 | 2013 Half-Year Financial Report  •  Sanofi

In addition, the IASB issued five standards in May 2011 intended to improve the principles applied in the preparation of consolidated financial statements and the disclosure requirements for joint arrangements and for any type of entity in which an interest is held. All of these standards were endorsed by the European Union in December 2012, and the Group has early adopted them with effect from January 1, 2013.

•     IFRS 10 (Consolidated Financial Statements) supersedes the parts of IAS 27 (Consolidated and Separate Financial Statements) relating to consolidated financial statements, and SIC-12 (Consolidation – Special Purpose Entities). The new standard redefines the concept of control. In accordance with IFRS 10, the Group’s consolidated financial statements include all types of entity that the Group controls directly or indirectly, regardless of the level of its interest in the equity of the entity. The Sanofi Group controls an entity when it has power over that entity, is exposed to or has rights to variable returns from its involvement with that entity, and has the ability to use its power over that entity to affect the amount of those returns.

Entities consolidated by the Group are referred to as “subsidiaries” or, in the case of certain entities which the Group controls by means other than voting rights, as “consolidated structured entities”. IFRS 10 has had no material impact on the scope of consolidation of the Group.

•     IFRS 11 (Joint Arrangements) supersedes IAS 31 (Interests in Joint Ventures) and SIC-13 (Jointly Controlled Entities — Non-Monetary Contributions by Venturers). The new standard establishes principles that are applicable to the accounting for arrangements under which two or more parties exercise joint control. Depending on the rights and obligations of the parties, a joint arrangement is classified either as a joint operation (in which the Group recognizes its assets and liabilities in proportion to its rights to those assets and obligations for those liabilities) or as a joint venture (accounted for by the equity method). Sanofi exercises joint control if decisions relating to the relevant activities of the entity require the unanimous consent of Sanofi and of the other parties who share control. Under IFRS 11, proportionate consolidation is no longer a permitted option; the Group had not made use of this option. The Group has completed its assessment of IFRS 11, which has had no material impact on the scope of consolidation.

•      IFRS 12 (Disclosures of Interests in Other Entities) covers all the disclosures required when an entity holds interests in subsidiaries, associates or unconsolidated structured entities, regardless of the level of control or influence over the entity. IFRS 12 does not apply to interim financial reporting, unless significant events have occurred during the interim period. An assessment of the impact of IFRS 12 on the notes to the financial statements is ongoing. No significant event occurred during the first half of 2013 that would require any change to Sanofi’s financial information.

•      Two further standards – IAS 27 (Consolidated and Separate Financial Statements) and IAS 28 (Investments in Associates) have been amended, to bring them into line with the changes introduced by the publication of IFRS 10, IFRS 11 and IFRS 12.

Various other standards and amendments to standards are applicable from 2013 onwards. However, these pronouncements have no impact on the Group’s annual or half-year financial statements.

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A.1.2. Change in accounting policy due to the amended IAS 19

As indicated in Note A.1.1., Sanofi is applying the amended IAS 19 (Employee Benefits) this year for the first time. The amended IAS 19 has been applied retrospectively, and the principal changes are as follows:

-    Interest income on defined-benefit pension plan assets are now measured by multiplying the fair value of the plan assets by the discount rate, instead of using assumptions about the expected rate of return on plan assets.

-   The “corridor” option, which allowed actuarial gains and losses to be deferred, is no longer permitted. However, this change has no impact because the Group already recognized all actuarial gains and losses directly in equity, in Other comprehensive income.

-    Past service cost arising during the period must now be recognized directly in profit or loss, because the amended standard now prohibits the deferral of unvested past service cost.

Also during 2013, Sanofi made a voluntary change in accounting policy by electing to report interest expense on the net defined-benefit liability as a financial expense; previously, this had been reported as a component of operating profit. The change is justified by the financial nature of this item, and brings the presentation into line with that used for the expense arising from the unwinding of discount on other long-term provisions. This reclassification has been applied retrospectively.

The impacts on the consolidated balance sheet as of January 1, 2012 are set forth below:

(€ million)	IAS 19 January 1, 2012	IAS 19R Impact	IAS 19R January 1, 2012
Deferred tax assets	3,633	4	3,637
Total non-current assets	79,810	4	79,814
TOTAL ASSETS	100,668	4	100,672
Equity attributable to equity holders of Sanofi	56,203	(10)	56,193
Equity attributable to non-controlling interests	170	—	170
Total equity	56,373	(10)	56,363
Provisions and other non-current liabilities	10,346	14	10,360
Total non-current liabilities	30,711	14	30,725
TOTAL LIABILITIES & EQUITY	100,668	4	100,672

The impacts on the consolidated balance sheet as of December 31, 2012 are set forth below:

(€ million)	IAS 19 December 31, 2012	IAS 19R Impact	IAS 19R December 31, 2012
Deferred tax assets	4,377	2	4,379
Total non-current assets	77,506	2	77,508
TOTAL ASSETS	100,407	2	100,409
Equity attributable to equity holders of Sanofi	57,338	(6)	57,332
Equity attributable to non-controlling interests	134	—	134
Total equity	57,472	(6)	57,466
Provisions and other non-current liabilities	11,036	7	11,043
Total non-current liabilities	29,037	7	29,044
Liabilities related to assets held for sale or exchange	38	1	39
TOTAL LIABILITIES & EQUITY	100,407	2	100,409

10 | 2013 Half-Year Financial Report  •  Sanofi

The impacts on the 2012 full-year consolidated income statement are set forth below:

(€ million)	IAS 19 December 31, 2012 (12 months)	IAS 19R Impact (12 months) (1)	IAS 19R December 31, 2012 (12 months)
Cost of sales	(11,118)	20	(11,098)
Gross profit	24,839	20	24,859
Research and development expenses	(4,922)	17	(4,905)
Selling and general expenses	(8,947)	18	(8,929)
Other operating expenses	(454)	40	(414)
Operating income	6,337	95	6,432
Financial expenses	(553)	(198)	(751)
Income before tax and associates and joint ventures	5,877	(103)	5,774
Income tax expense	(1,134)	25	(1,109)
Net income	5,136	(78)	5,058
Attributable to non-controlling interests	169	—	169
Net income attributable to equity holders of Sanofi	4,967	(78)	4,889
Basic earnings per share (in euros)	3.76	(0.05)	3.71
Diluted earnings per share (in euros)	3.74	(0.06)	3.68

(1)            Includes the reclassification of the interest expense on the net defined-benefit liability from operating profit to financial expenses.

The impacts on the 2012 first-half consolidated income statement are set forth below:

(€ million)	IAS 19 June 30, 2012 (6 months)	IAS 19R Impact (6 months) (1)	IAS 19R June 30, 2012 (6 months)
Cost of sales	(5,360)	10	(5,350)
Gross profit	12,694	10	12,704
Research and development expenses	(2,415)	8	(2,407)
Selling and general expenses	(4,410)	9	(4,401)
Other operating expenses	(324)	21	(303)
Operating income	3,793	48	3,841
Financial expenses	(272)	(98)	(370)
Income before tax and associates and joint ventures	3,566	(50)	3,516
Income tax expense	(869)	14	(855)
Net income	3,101	(36)	3,065
Attributable to non-controlling interests	103	—	103
Net income attributable to equity holders of Sanofi	2,998	(36)	2,962
Basic earnings per share (in euros)	2.27	(0.02)	2.25
Diluted earnings per share (in euros)	2.26	(0.03)	2.23

(1)            Includes the reclassification of the interest expense on the net defined-benefit liability from operating profit to financial expenses.

Sanofi • 2013 Half-Year Financial Report | 11

The impacts on the 2012 full-year statement of comprehensive income are set forth below:

(€ million)	IAS 19 December 31, 2012 (12 months)	IAS 19R Impact (12 months)	IAS 19R December 31, 2012 (12 months)
Net income	5,136	(78)	5,058
Attributable to equity holders of Sanofi	4,967	(78)	4,889
Attributable to non-controlling interests	169	—	169
Actuarial gains (losses)	(1,555)	109	(1,446)
Tax effect	492	(27)	465
Items not subsequently reclassifiable to profit or loss	(1,063)	82	(981)
Change in currency translation differences	(532)	—	(532)
Items subsequently reclassifiable to profit or loss	798	—	798
Other comprehensive income for the period, net of taxes	(265)	82	(183)
Comprehensive income	4,871	4	4,875
Attributable to equity holders of Sanofi	4,709	4	4,713
Attributable to non-controlling interests	162	—	162

The impacts on the 2012 first-half statement of comprehensive income are set forth below:

(€ million)	IAS 19 30 juin 2012 (6 mois)	Impact IAS 19R (6 mois)	IAS 19R 30 juin 2012 (6 mois)
Net income	3,101	(36)	3,065
Attributable to equity holders of Sanofi	2,998	(36)	2,962
Attributable to non-controlling interests	103	—	103
Actuarial gains (losses)	(721)	55	(666)
Tax effect	186	(14)	172
Items not subsequently reclassifiable to profit or loss	(535)	41	(494)
Change in currency translation differences	572	—	572
Items subsequently reclassifiable to profit or loss	1,330	—	1,330
Other comprehensive income for the period, net of taxes	795	41	836
Comprehensive income	3,896	5	3,901
Attributable to equity holders of Sanofi	3,793	5	3,798
Attributable to non-controlling interests	103	—	103

Finally, the impacts on the statement of cash flows do not represent cash inflows or outflows, and hence operating cash flow before changes in working capital for the 6 months ended June 30, 2012 and for the year ended December 31, 2012 is unaffected. These impacts are reported on the lines Net income attributable to equity holders of Sanofi, Net change in deferred taxes and Net change in provisions in the consolidated statement of cash flows.

A.1.3. New standards, interpretations and amendments issued in the first half of 2013

In May 2013, the IASB issued IFRIC 21 (Levies), which is applicable retrospectively from January 1, 2014 but has yet to be endorsed by the European Union. This interpretation clarifies that the obligating event that results in recognition of a liability for government levies (i.e. any taxes, duties or other levies that do not fall within the scope of IAS 12) depends on the terms of the underlying legislation, regardless of the period used as the calculation basis for the levy.

An assessment of the impact of this interpretation is ongoing.

12 | 2013 Half-Year Financial Report  •  Sanofi

A.2. USE OF ESTIMATES

The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date of the finalization of the financial statements. These estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as at the date of the review of the financial statements. Examples of estimates and assumptions include:

•	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;
•	impairment of property, plant and equipment, intangible assets, and investments in associates and joint ventures;
•	the valuation of goodwill, and the valuation and useful life of acquired intangible assets;
•	the amount of post-employment benefit obligations;
•	the amount of provisions for restructuring, litigation, tax risks and environmental risks;
•	the amount of deferred tax assets resulting from tax loss carry-forwards and deductible temporary differences;
•	the measurement of contingent consideration.

For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to Income before tax and associates and joint ventures. The estimated effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

Actual results could vary from these estimates.

A.3. SEASONAL TRENDS

Sanofi’s activities are not subject to significant seasonal fluctuations.

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A.4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Under IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:

- Level 1:	use of quoted prices in active markets for identical instruments (without modification or repackaging);

- Level 2:	use of quoted prices in active markets for similar assets and liabilities, and valuation techniques in which all important inputs are derived from observable market data;

- Level 3:	use of valuation techniques in which not all important inputs are derived from observable market data.

The table below sets forth the principles used to measure the fair value of the principal financial assets and liabilities recognized by the Group in its balance sheet:

Note	Type of financial instrument	Measurement principle	Level in IFRS 7 fair value hierarchy	Valuation technique	Method used to determine fair value
						Market data
					Valuation model	Exchange rate	Interest rate	Volatility

B.6.	Available-for-sale financial assets (quoted equity securities)	Fair value	1	Market value	Quoted market price	N/A

B.6.	Available-for-sale financial assets (unquoted debt securities)	Fair value	2	Income approach	Present value of future cash flows	N/A	Mid swap + z-spread for bonds of comparable risk and maturity	N/A

B.6.	Long-term loans and advances	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances at the balance sheet date is not materially different from their fair value.

B.6.	Financial assets recognized under the fair value option	Fair value	1	Market value	Net asset value	N/A

B.10.	Forward currency contracts	Fair value	2	Income approach	Present value of future cash flows	ECB Fixing	< 1year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
B.10.	Currency options	Fair value	2		Options with no knock-out feature : Garman & Kohlhagen Knock-out options: Merton, Reiner & Rubinstein	ECB Fixing	< 1 year: Mid Money Market > 1an: Mid Zero Coupon	Mid in-the-money
B.10.	Interest rate swaps	Fair value	2		Present value of future cash flows	N/A	< 1 year: Mid Money Market and LIFFE interest rate futures > 1an: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	ECB Fixing	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.9.	Investments in collective investment schemes	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, sight deposits and term deposits	Amortized cost	N/A	N/A

Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements

B.9.	Financial liabilities	Amortized cost	N/A	N/A

For financial liabilities with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

For financial liabilities with a maturity of more than 3 months, fair value as disclosed in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the balance sheet date (quoted instruments) or by discounting the future cash flows based on observable market data at the balance sheet date (unquoted instruments).

B.11.	Liabilities related to business combinations and to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price	N/A

B.11.	Liabilities related to business combinations and to non-controlling interests (except CVRs)	Fair value	3	Income approach

Contingent consideration payable in a business combination is a financial liability under IAS 32. The fair value of such liabilities is determined by adjusting the contingent consideration at the balance sheet date using the method described in Note B.11.

14 | 2013 Half-Year Financial Report  •  Sanofi

B/ Significant information for the first half of 2013

B.1. IMPACT OF CHANGES IN SCOPE OF CONSOLIDATION

On March 20, 2013, Sanofi completed the acquisition of 100% of Genfar S.A., the leading manufacturer of pharmaceutical products in Colombia. Genfar S.A. is also the second-largest generics company in Colombia in terms of sales, generating annual revenue in the region of €100 million. The provisional purchase price allocation resulted in the recognition of goodwill amounting to €118 million. The provisional fair value of the other intangible assets identified in the acquisition is €59 million (see Note B.3.). The impacts of this acquisition on business operating income and net income in the first half of 2013 are not material.

The impact of the other acquisitions during the period is not material at Group level.

Sanofi made no divestments during the period.

B.2. PROPERTY, PLANT AND EQUIPMENT

Acquisitions of property, plant and equipment in the first half of 2013 amounted to €464 million. This reflects investments in the Pharmaceuticals segment of €369 million, primarily in industrial facilities (€212 million). The Vaccines segment accounted for €66 million of acquisitions during the period, and the Animal Health segment for €29 million.

The Group did not recognize any material impairment losses against property, plant and equipment during the first half of 2013.

Firm orders for property, plant and equipment as of June 30, 2013 totaled €343 million.

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS

Movements in intangible assets other than goodwill during the first half of 2013 were as follows:

(€ million)	Acquired R&D	Products trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2013	5,896	49,303	1,028	56,227

Changes in scope of consolidation	1	59	—	60
Acquisitions and other increases	45	97	38	180
Disposals and other decreases	—	(18)	(5)	(23)
Currency translation differences	1	(248)	(7)	(254)
Transfers	(73)	73	(2)	(2)
Gross value at June 30, 2013	5,870	49,266	1,052	56,188
Accumulated amortization & impairment at January 1, 2013	(1,813)	(33,461)	(761)	(36,035)
Amortization expense	—	(1,543)	(48)	(1,591)
Impairment losses, net of reversals(1)	(470)	(46)	—	(516)
Disposals and other decreases	—	10	5	15
Currency translation differences	12	182	6	200
Transfers	—	4	1	5
Accumulated amortization & impairment at June 30, 2013	(2,271)	(34,854)	(797)	(37,922)
Carrying amount at January 1, 2013	4,083	15,842	267	20,192
Carrying amount at June 30, 2013	3,599	14,412	255	18,266

(1)            See Note B.4.

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Acquisitions of intangible assets other than goodwill (excluding software) in the first half of 2013 amounted to €142 million, including the acquisition by Chattem of the worldwide rights to the Rolaids® trademark for €64 million.

The €59 million effect of changes in scope of consolidation relates to the fair value attributed to products, trademarks and other rights in the Genfar acquisition, completed during the first half of 2013 (see Note B.1.).

The “Transfers” line mainly comprises acquired research and development that came into commercial use during the period and is being amortized from the date of marketing approval.

“Products, trademarks and other rights” mainly comprise:

-	marketed products, with a carrying amount of €13.8 billion as of June 30, 2013 (€15.2 billion as of December 31, 2012) with a weighted average amortization period of approximately 9 years;
-	trademarks, with a carrying amount of €0.4 billion as of June 30, 2013 (€0.4 billion as of December 31, 2012) with a weighted average amortization period of approximately 14 years.

Key data for the principal marketed products, representing 87% of the carrying amount of this item as of June 30, 2013, are as follows:

(€ million)	Gross value	Amortization and impairment	Carrying amount June 30, 2013	Amortization period (1) (in years)	Residual amortization period (2) (in years)	Carrying amount December 31, 2012
Genzyme	7,900	(2,204)	5,696	10	9	6,227
Aventis	31,171	(27,945)	3,226	9	5	3,902
Merial	3,659	(1,333)	2,326	10	7	2,492
Chattem	1,147	(210)	937	22	20	962
Zentiva	947	(542)	405	9	6	476
Total	44,824	(32,234)	12,590			14,059

(1)           Weighted averages. Amortization periods for these products vary between 1 and 25 years.

(2)           Weighted averages.

Goodwill amounted to €38,144 million as of June 30, 2013, versus €38,073 million as of December 31, 2012. The movement during the first half of 2013 included an increase of €142 million as a result of acquisitions completed during the period (especially Genfar, see Note B.1.), and the negative effect of currency translation differences (€71 million).

B.4. IMPAIRMENT OF INTANGIBLE ASSETS

The results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) as of June 30, 2013 led to the recognition of a charge of €440 million.

This charge mainly comprises a net loss of €384 million arising on the intangible assets of BiPar due to the discontinuation of the internal investigational programs for iniparib. Given that no goodwill arose on the initial recognition of this business combination, which was completed in 2009, the contingent consideration liability relating to this acquisition has been reversed through profit or loss in accordance with the pre-revision version of IFRS 3. Consequently, the net impairment loss includes the €76 million gain arising from the reversal of the contingent consideration liability (see Note B.11.).

16 | 2013 Half-Year Financial Report  •  Sanofi

B.5. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

For definitions of the terms “associate” and “joint venture”, refer to Note B.1. to the consolidated financial statements for the year ended December 31, 2012.

Investments in associates and joint ventures are as follows:

(€ million)	% Interest	June 30, 2013	December 31, 2012
Sanofi Pasteur MSD	50.0	270	287
InfraServ GmbH & Co.Höchst KG	31.2	84	79
Entities and companies managed by Bristol-Myers Squibb(1)	49.9	87	74
Other investments	—	45	47
Total		486	487

(1)              Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see Note C.1. to the consolidated financial statements for the year ended December 31, 2012), the Group’s share of the net assets of entities majority-owned by BMS is recorded in Investments in associates and joint ventures.

The financial statements include commercial transactions between the Group and certain of its associates and joint ventures, which are regarded as related parties. The principal transactions and balances of this nature are summarized below:

(€ million)	June 30, 2013	June 30, 2012	December 31, 2012
Sales	73	182	320
Royalties	8	452	564
Accounts receivable	48	188	79
Purchases and other expenses	141	117	231
Accounts payable	30	29	22
Other liabilities	109	521	100

B.6. NON-CURRENT FINANCIAL ASSETS

Non-current financial assets comprise the following items:

(€ million)	June 30, 2013	December 31, 2012
Available-for-sale financial assets(1)	3,311	2,569
Pre-funded pension obligations	6	6
Long-term loans and advances	702	695
Assets recognized under the fair value option	155	135
Derivative financial instruments	316	394
Total	4,490	3,799

(1)          Includes 15.8 million shares in Regeneron Pharmaceuticals, valued at €2,719 million as of June 30, 2013 based on the quoted stock market price per share of $224.88 as of that date (versus €2,051 million as of December 31, 2012 based on the quoted stock market price per share of $171.07 as of that date). This movement is recorded in Other comprehensive income.

Sanofi • 2013 Half-Year Financial Report | 17

B.7. ACCOUNTS RECEIVABLE

Accounts receivable break down as follows:

(€ million)	June 30, 2013	December 31, 2012
Gross value	7,759	7,641
Impairment	(145)	(134)
Net value	7,614	7,507

The impact of changes in provisions for impairment of accounts receivable during the first half of 2013 was a net expense of €14 million.

The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts Gross value	Overdue <1 month	Overdue from 1 to 3 months	Overdue from 3 to 6 months	Overdue from 6 to 12 months	Overdue >12 months
June 30, 2013	1,218	344	330	207	193	144
December 31, 2012	1,057	371	247	152	126	161

Accounts overdue by more than one month relate mainly to public-sector customers.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. Share capital

The share capital of €2,664,190,904 consists of 1,332,095,452 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by the Group are as follows:

	Number of shares in million	%
June 30, 2013	6.2	0.46%
December 31, 2012	3.1	0.24%
June 30, 2012	4.1	0.31%
January 1, 2012	17.2	1.28%

A total of 12,223,270 new shares were issued during the first half of 2013 as a result of the exercise of options under stock subscription option plans.

A total of 1,916,459 restricted shares vested and were issued in the first half of 2013 under restricted share plans, of which 539,031 were awarded as part of the March 2, 2009 plan and 1,376,690 as part of the March 9, 2011 plan.

B.8.2. Repurchase of Sanofi shares

The shareholders’ Annual General Meeting of May 4, 2012 authorized a share repurchase program for a period of 18 months. Under this program (and this program only), Sanofi repurchased 5,528,486 shares during the first half of 2013 for a total of €401 million.

The shareholders’ Annual General Meeting of May 3, 2013 authorized a share repurchase program for a period of 18 months. Under this program (and this program only), Sanofi repurchased 5,885,439 shares during May and June 2013 for a total of €489 million.

In addition, transactions carried out under the liquidity contract in the first half of 2013 had a negative effect of €2 million on equity.

18 | 2013 Half-year Financial Report  •  Sanofi

B.8.3. Reduction in share capital

On April 30, 2013, the Board of Directors approved the cancellation of 8,387,236 treasury shares (€602 million including additional paid-in capital), representing 0.63% of the share capital as of June 30, 2013.

These cancellations had no effect on consolidated shareholders’ equity.

B.8.4. Performance share plan

The Board of Directors meeting held on March 5, 2013 awarded a performance share plan consisting of 4,295,705 shares, of which 2,838,795 will vest after a four-year service period and 1,456,910 will vest after a three-year service period but will be non-transferable for a further two-year lock-up period.

The plan was measured as of the date of grant. The fair value of each share awarded is equal to the quoted market price of the share as of that date (€74.76), adjusted for dividends expected during the vesting period.

The fair value of the performance share plan is €256 million. This amount is being recognized as an expense over the vesting period, with the matching entry recorded directly in equity. The expense recognized for this plan during the first half of 2013 was €22 million.

The total expense recognized in the first half of 2013 for all restricted share plans was €73 million, compared with €59 million in the first half of 2012. A total of 12,647,809 shares were in process of vesting as of June 30, 2013 (4,267,265 under the 2013 plan, 4,529,740 under the 2012 plan, 1,778,720 under the 2011 plan, and 2,072,084 under the 2010 plan).

B.8.5. Stock option plan

On March 5, 2013, the Board of Directors granted 788,725 stock subscription options at an exercise price of €72.19. The vesting period is four years, and the plan expires on March 5, 2023.

The following assumptions were used in determining the fair value of this plan:

•             dividend yield: 4.45%;

•             plan maturity: 7 years;

•             volatility of Sanofi shares, computed on a historical basis: 27.21%;

•             interest rate: 1.395%.

On this basis, the fair value of one option is €12.02, and the fair value of the 2013 plan is €9 million. This amount is being recognized as an expense over the vesting period, with the matching entry recorded directly in equity. The expense recognized for this plan during the first half of 2013 was €0.8 million.

The total expense recognized for stock option plans in the first half of 2013 was €12 million, compared with €14 million in the first half of 2012.

The table below provides summary information about options outstanding and exercisable as of June 30, 2013:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	13,070	2.14	7.74	13,070	7.74
From €10.00 to €20.00 per share	30,980	3.38	14.43	30,980	14.43
From €20.00 to €30.00 per share	3,000	4.99	28.38	3,000	28.38
From €30.00 to €40.00 per share	193,355	5.75	38.08	193,355	38.08
From €40.00 to €50.00 per share	5,699,195	4.62	44.16	5,699,195	44.16
From €50.00 to €60.00 per share	9,949,245	6.45	54.12	756,665	55.74
From €60.00 to €70.00 per share	13,747,585	3.94	64.73	13,747,585	64.73
From €70.00 to €80.00 per share	9,769,436	2.54	70.53	8,980,711	70.38
Total	39,405,866			29,424,561
of which stock purchase options	240,405
of which stock subscription options	39,165,461

Sanofi • 2013 Half-Year Financial Report | 19

B.8.6. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options, restricted shares and performance shares with a potentially dilutive effect.

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	December 31, 2012 (12 months)
Average number of shares outstanding	1,323.9	1,319.3	1,319.5
Adjustment for options with potentially dilutive effect	9.8	3.0	4.0
Adjustment for restricted shares with potentially dilutive effect	6.8	5.6	6.1
Average number of shares used to compute diluted earnings per share	1,340.5	1,327.9	1,329.6

As of June 30, 2013, 0.8 million stock options were excluded from the calculation of diluted earnings per share because they did not have a potentially dilutive effect, versus 32 million as of December 31, 2012 and 43 million as of June 30, 2012.

B.8.7. Other comprehensive income

Movements in other comprehensive income were as follows:

(€ million)	June 30, 2013 (6 months)		June 30, 2012(1) (6 months)	December 31, 2012(1) (12 months)
Balance, beginning of period (1)	(1,596)		(1,413)	(1,413)
Attributable to equity holders of Sanofi (1)	(1,572)		(1,396)	(1,396)
Attributable to non-controlling interests (1)	(24)		(17)	(17)
Actuarial gains/(losses):
• Impact of asset ceiling	—		—	1
• Actuarial gains/(losses) excluding associates and joint ventures	721		(666)	(1,440)
• Actuarial gains/(losses) of associates and joint ventures	—		—	(7)
• Tax effect	(138)		172	465
Items not subsequently reclassifiable to profit or loss	583		(494)	(981)
Available-for-sale financial assets:
• Change in fair value	754	(2)	820	1,451
• Tax effect	(74)		(59)	(114)
Cash flow hedges:
• Change in fair value	(3	)(3)	(5)	(4)
• Tax effect	1		2	1
Change in currency translation differences:
• Currency translation differences on foreign subsidiaries	(329)		572	(542)
• Hedges of net investments in foreign operations	—		—	10
• Tax effect	—		—	(4)
Items subsequently reclassifiable to profit or loss	349		1,330	798
Balance, end of period (1)	(664)		(577)	(1,596)
Attributable to equity holders of Sanofi (1)	(635)		(560)	(1,572)
Attributable to non-controlling interests (1)	(29)		(17)	(24)

(1)            Includes the impact of applying the amended IAS 19 (see Note A.1.2.).

(2)            Includes reclassifications to profit or loss: €5 million in the first half of 2013.

(3)            Includes reclassifications to profit or loss recognized in net financial expense (€0.7) million in the first half of 2013.

20 | 2013 Half-year Financial Report  •  Sanofi

B.9. DEBT, CASH AND CASH EQUIVALENTS

Changes in the Group’s financial position during the period were as follows:

(€ million)	June 30, 2013	December 31, 2012
Long-term debt	10,689	10,719
Short-term debt and current portion of long-term debt	3,971	3,812
Interest rate and currency derivatives used to hedge debt	(307)	(433)
Total debt	14,353	14,098
Cash and cash equivalents	(4,181)	(6,381)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	2
Debt, net of cash and cash equivalents	10,172	7,719

“Debt, net of cash and cash equivalents” is a financial indicator used by management and investors to measure the company’s overall net indebtedness.

B.9.1. Debt at value on redemption

A reconciliation of the carrying amount of debt to value on redemption as of June 30, 2013 is shown below:

	Carrying amount: June 30, 2013	Amortized cost	Adjustment to debt measured at fair value	Value on redemption
(€ million)				June 30, 2013	December 31, 2012
Long-term debt	10,689	48	(250)	10,487	10,442
Short-term debt and current portion of long-term debt	3,971	—	—	3,971	3,812
Interest rate and currency derivatives used to hedge debt	(307)	—	196	(111)	(164)
Total debt	14,353	48	(54)	14,347	14,090
Cash and cash equivalents	(4,181)	—	—	(4,181)	(6,381)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	2
Debt, net of cash and cash equivalents	10,172	48	(54)	10,166	7,711

Sanofi • 2013 Half-Year Financial Report | 21

The table below shows an analysis of debt, net of cash and cash equivalents by type, at value on redemption:

	June 30, 2013			December 31, 2012
(€ million)	Non- current	Current	Total	Non- current	Current	Total
Bond issues	9,926	1,247	11,173	9,886	2,509	12,395
Other bank borrowings	487	655	1,142	478	994	1,472
Commercial paper	—	1,620	1,620	—	—	—
Finance lease obligations	61	14	75	65	13	78
Other borrowings	13	73	86	13	42	55
Bank credit balances	—	362	362	—	254	254
Interest rate and currency derivatives used to hedge debt	(118)	7	(111)	(124)	(40)	(164)
Total debt	10,369	3,978	14,347	10,318	3,772	14,090
Cash and cash equivalents	—	(4,181)	(4,181)	—	(6,381)	(6,381)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	2	2
Debt, net of cash and cash equivalents	10,369	(203)	10,166	10,318	(2,607)	7,711

Principal financing and debt reduction transactions during the period

During the first half of 2013, the Group carried out a $1.5 billion bond issue maturing April 2018 and bearing interest at an annual rate of 1.25%.

Six borrowings were repaid on maturity:

•                 a $1 billion bond issue carried out in March 2011, which matured on March 28, 2013;

•                 a €1.5 billion bond issue carried out in May 2009, which matured on May 17, 2013;

•                 a ¥15 billion bond issue carried out in June 2008, which matured on June 5, 2013;

•                 a €150 million bank loan from the European Investment Bank, which matured on February 13, 2013;

•                 two “Schuldschein” loans (€108 million fixed rate, €162 million floating rate), which matured on May 13, 2013.

In addition, Sanofi had the following arrangements in place as of June 30, 2013 to manage its liquidity in connection with current operations:

•                 a €3 billion syndicated credit facility expiring December 25, 2013, available for drawdown in euros, extended until December 24, 2014 by the exercise of an extension option in July 2013;

•                 a €7 billion syndicated credit facility (€0.250 billion expiring July 6, 2015, €6.750 billion expiring July 3, 2017), available for drawdown in euros or U.S. dollars.

Sanofi also has in place two commercial paper programs, one in France (€6 billion) and the other in the United States ($10 billion). Only the U.S. program was drawn down as of June 30, 2013, in an amount of $2.1 billion.

The financing arrangements in place as of June 30, 2013 at the level of the Sanofi parent company (which centrally manages the bulk of the Group’s financing needs) are not subject to covenants regarding financial ratios, and contain no clauses linking credit spreads or fees to Sanofi’s credit rating.

22 | 2013 Half-Year Financial Report  •  Sanofi

B.9.2. Market value of debt

The market value of debt, net of cash and cash equivalents at June 30, 2013 was €10,733 million (versus €8,566 million at December 31, 2012), compared with a value on redemption of €10,166 million (versus €7,711 million at December 31, 2012).

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1. Currency derivatives used to manage operational risk exposures

The table below shows operational currency hedging instruments in place as of June 30, 2013, with the notional amount translated into euros at the relevant closing exchange rate:

			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
As of June 30, 2013 (€ million)	Notional amount	Fair Value	Notional amount	Fair Value	Of which recognized in equity	Notional amount	Fair Value
Forward currency sales	2,616	11	—	—	—	2,616	11
• of which U.S. dollar	775	—	—	—	—	775	—
• of which Russian rouble	359	7	—	—	—	359	7
• of which Singapore dollar	315	(3)	—	—	—	315	(3)
• of which Japanese yen	307	(1)	—	—	—	307	(1)
• of which Chinese yuan renminbi	150	(2)	—	—	—	150	(2)
Forward currency purchases	531	(1)	—	—	—	531	(1)
• of which Hungarian forint	164	(1)	—	—	—	164	(1)
• of which Russian rouble	52	—	—	—	—	52	—
• of which Pound sterling	52	—	—	—	—	52	—
• of which Swiss franc	44	—	—	—	—	44	—
• of which Chinese yuan renminbi	43	—	—	—	—	43	—
Total	3,147	10	—	—	—	3,147	10

As of June 30, 2013, none of these instruments had an expiry date later than October 2013 (except for a forward purchase position of GBP 31 million maturing between 2013 and 2015).

These positions primarily hedge material foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the six months to June 30, 2013 and recognized in the consolidated balance sheet as of that date. Gains and losses on these hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Consequently, the commercial foreign exchange gain or loss to be recognized on these items (hedges and hedged transactions as of June 30, 2013) in the second half of 2013 will not be material.

B.10.2. Currency and interest rate derivatives used to manage financial risk exposures

Cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of the Group’s financing activities, expose certain entities (especially the Sanofi parent company) to financial foreign exchange risk. This is the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower.

This foreign exchange risk is hedged by firm financial instruments (currency swaps or forward contracts) contracted with banks.

Sanofi • 2013 Half-Year Financial Report | 23

The table below shows the amounts outstanding on financial foreign exchange risk hedging instruments as of June 30, 2013, with the notional amount translated into euros at the exchange rate on that date:

As of June 30, 2013 (€ million)	Notional amount	Fair Value	Expiry

Forward currency sales	3,539	9

• of which U.S. dollar	1,769	(16)	2013

• of which Japanese yen	1,144	20	2014

• of which Australian dollar	130	—	2013

Forward currency purchases	1,658	(2)

• of which Singapore dollar	432	—	2013

• of which Pound Sterling	345	2	2013

• of which Swiss franc	202	—	2013

Total	5,197	7

To limit risk and optimize the cost of its short-term and medium-term net debt, Sanofi uses derivative instruments that alter the interest rate and/or currency structure of its debt and cash. The table below shows instruments of this type in place as of June 30, 2013:

	Notional amounts by expiry date As of June 30, 2013								Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges

(€ million)	2013	2014	2015	2016	2017	2019	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
Interest rate swap, pay floating / receive 2.73%	—	—	—	500	—	—	500	30	500	30	—	—	—
Interest rate swap, pay floating / receive 2.38%	—	1,200	—	1,000	—	800	3,000	205	3,000	205	—	—	—
Interest rate swap, pay floating / receive 0.58%	—	—	—	—	375	—	375	(2)	375	(2)	—	—	—
Interest rate swap, pay floating / receive 1.15%	—	—	—	—	428	—	428	—	—	—	—	—	—
Interest rate swap, pay floating / receive 0.34%	—	382	—	—	—	—	382	1	382	1	—	—	—
Cross-currency swaps
- pay € 4.87% / receive CHF 3.38%	—	—	244	—	—	—	244	80	—	—	244	80	1
Currency swaps(1)
- pay € / receive USD	1,621	—	—	—	—	—	1,621	(7)	—	—	—	—	—
Total	1,621	1,582	244	1,500	803	800	6,550	307	4,257	234	244	80	1

(1)            Currency swaps used to hedge drawdowns under U.S. dollar-denominated commercial paper programs (see Note B.9.1.).

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

A description of the nature of the liabilities included in the line item Liabilities related to business combinations and to non-controlling interests is provided in Note B.8.5. to the consolidated financial statements for the year ended December 31, 2012.

The liabilities related to business combinations and to non-controlling interests reported in the table below are classified as Level 3 instruments under IFRS 7 (see Note A.4.), except for the CVRs issued in connection with the Genzyme acquisition which are classified as Level 1 instruments.

Movements in liabilities related to business combinations and to non-controlling interests during the first half of 2013 were as follows:

24 | 2013 Half-year financial report  ˜  Sanofi

		Liabilities related to business combinations
(€ million)	Liabilities related to non-controlling interests(1)	CVRs issued in connection with the acquisition of Genzyme(2)	Bayer contingent consideration arising from the Genzyme acquisition	Other	Total
Balance at January 1, 2013	192	321	632	305	1,450 (5)
New business combinations	—	—	—	1	1
Payments made	—	—	(24)	(3)	(27)
Fair value remeasurements through profit or loss (including unwinding of discount)(3)	—	38	49	30	117
Other movements	(51)	—	—	(42) (4)	(93)
Currency translation differences	—	3	3	2	8
Balance at June 30, 2013	141	362	660	293	1,456

Split as follows: • Current					109
• Non-current					1,347

(1)            Put options granted to non-controlling interests and commitment to future buyout of the non-controlling interests of BMS.

(2)            On the basis of the quoted price of one CVR of $1.90 at June 30, 2013 and $1.70 at December 31, 2012.

(3)            Amounts reported in the income statement line item Fair value remeasurement of contingent consideration liabilities.

(4)            Mainly comprises the reversal of the BiPar contingent consideration: €76 million (see Note B.4.).

(5)            As of January 1, 2013, comprised €1,350 million due after more than one year and €100 million due within less than one year.

Liabilities related to business combinations and to non-controlling interests as of June 30, 2013 mainly comprised the Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011 (€660 million) and contingent consideration associated with the acquisition of TargeGen in 2010 (€190 million).

Bayer is entitled to receive the following potential payments:

-	a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of ten years, whichever is achieved first;

-	milestone payments on 2013 annual sales of Campath®, Fludara® and Leukine®, up to a maximum of $50 million;

-

milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021, unless Genzyme exercises its right to buy out these milestone payments by making a one-time payment not exceeding $900 million.

The fair value of the Bayer liability is determined on the basis of these contractual terms, applied to sales forecasts that are weighted for probability and discounted.

If the product were to obtain marketing approval in all of the geographical regions, the fair value of the Bayer liability would increase by approximately 18%.

If the discount rate were to fall by 1 point, the fair value of the Bayer liability would increase by approximately 3%.

The former shareholders of TargeGen will be entitled to receive additional consideration if specified development milestones are attained, up to and including product approval.

The fair value of the TargeGen liability is determined on the basis of these contractual terms, weighted for the probability that the development milestones will be attained.

If the most advanced indication were to be approved, the TargeGen liability would increase by approximately 8%.

Sanofi  ˜  2013 Half-year financial report | 25

B.12. PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and other non-current liabilities consist of the following items:

(€ million)	Provisions for pensions and other benefits	Provisions for other long term benefits	Restructuring provisions	Other provisions	Other non- current liabilities	Total
Balance at January 1, 2013(1)	5,242	531	1,461	3,711	98	11,043
Changes in scope of consolidation	—	—	—	18	—	18
Increases in provisions and other liabilities	121(2)	51	36	180(3)	3	391
Provisions utilized	(530) (2)	(36)	(52)	(61)	—	(679)
Reversals of unutilized provisions	—(2)	—	(4)	(305) (3)	—	(309)
Transfers(4)	—	(8)	(170)	(54)	—	(232)
Net interest on net defined benefit liabilities	75	4	—	—	—	79
Unwinding of discount	—	—	15	21	—	36
Unrealized gains and losses	—	—	—	(5)	—	(5)
Currency translation differences	(31)	(1)	(3)	(21)	—	(56)
Actuarial gains/losses on defined-benefit plans	(721)	—	—	—	—	(721)
Balance at June 30, 2013	4,156	541	1,283	3,484	101	9,565

(1)            Includes the impact of the amended IAS19 (see Note A.1.2.).

(2)            As regards provisions for pensions and other post-employment benefits, the “increases in provisions” line corresponds to rights vesting in employees during the period, and past service cost; the “provisions utilized” line corresponds to contributions paid to pension funds, and plan settlements; and the “reversals of unutilized provisions” line corresponds to plan curtailments. For the first half of 2013, the “provisions utilized” line includes in particular €317 million paid into pension funds in the United States.

(3)            Amounts charged and reversals during the first half of 2013 are largely due to reassessments of tax risks and the resolution of various procedures underway with the tax authorities of several countries.

(4)            Includes in particular transfers between current and non-current.

Provisions for pensions and other employee benefits

With effect from January 1, 2013, the Group has applied the amended IAS 19, the impacts of which are presented in Note A.1.2.

For disclosures about the sensitivity of pension and other employee benefit obligations, and the assumptions used as of December 31, 2012, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2012.

The principal assumptions used (in particular, discount rates and the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2013 to take into account changes during the first half of 2013.

Actuarial gains and losses on pensions and other post-employment benefits recognized with a matching entry in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2013 (6 months	)	June 30, 2012 (6 months)	December 31, 2012 (12 months)
Actuarial gains/(losses) on plan assets	96		166	463
Actuarial gains/(losses) on benefit obligations	625	(1)	(832)	(1,909)
Decrease/(increase) in provision	721		(666)	(1,446)

(1)            The movement during the first half of 2013 includes in particular the rise in discount rates (between +0.25% and +0.75%).

B.13. OFF BALANCE SHEET COMMITMENTS

There were no material changes in the Group’s off balance sheet commitments during the period.

26 | 2013 Half-year financial report  ˜  Sanofi

B.14. LEGAL AND ARBITRAL PROCEEDINGS

Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2012.

a) Products

• Plavix® Product litigation

As of July 2013, there are approximately 644 actions pending with a total of around 4,000 plaintiffs in connection with the use of Plavix®.

b) Patents

• Plavix® Patent Litigation in Australia

On April 8, 2013, the Australian Department of Health and Ageing filed an application before the First Instance Federal Court of Australia seeking payment of damages from Sanofi related to the Apotex preliminary injunction amounting to AU$156 million.

c) Other litigation and arbitration

• Zimulti®/Acomplia® (rimonabant) class action

In March 2013, the Court granted Plaintiffs motion for class certification, certifying only a class of purchasers of Sanofi ADRs between February 24, 2006 and June 13, 2007. The Court rejected Plaintiffs’ request for a class of purchasers of Sanofi ordinary shares. The proceeding is in the discovery stage.

 • Merial Heartgard® Advertisement Claim

In April 2013, the Court denied Plaintiffs motion for class certification. In May 2013, Plaintiffs filed a petition requesting permission to appeal. On May 30, 2013 the District Court issued an order staying all pending motions, including Merial’s motion for summary judgment until the appeal has been decided.

 • Merial Frontline® Advertisement Claim

On March 19, 2013, the Court granted Defendants’ motion for summary judgment and dismissed the cases. In April 2013, Plaintiffs filed a notice of appeal.

Sanofi • 2013 Half-Year Financial Report | 27

d) Contingencies arising from certain business divestitures

• Rhodia Retained Liabilities

On February 5, 2013, Rhodia’s motion for reconsideration of the Sao Paolo’s Court of Appeal’s decision (of September 2011) was rejected by an en banc decision of the same Court. To date, the admissibility of Rhodia’s recourse initiated against this decision is under consideration by a Commission of the Brazilian Supreme Court.

B.15. RESTRUCTURING COSTS

Restructuring costs break down as follows:

	June 30,	June 30,	December 31,
	2013	2012	2012
(€ million)	(6 months)	(6 months)	(12 months)

Employee-related expenses	121	97	860

Expenses related to property, plant and equipment	20	137	221

Compensation for early termination of contracts (other than contracts of employment)	5	(1)	7

Decontamination costs	—	11	2

Other restructuring costs	13	6	51

Total	159	250	1,141

B.16. FINANCIAL INCOME AND EXPENSES

Financial income and expenses comprise the following items:

		June 30,	June 30,	December
		2013	2012(1)	2012(1)
	(€ million)	(6 months)	(6 months)	(12 months)

	Cost of debt(2)	(194)	(207)	(417)

	Interest income	24	39	68

	Cost of debt, net of cash and cash equivalents	(170)	(168)	(349)

	Non-operating foreign exchange gains/(losses)	1	4	(17)

	Unwinding of discount on provisions(3)	(36)	(44)	(87)

	Interest expense on the net defined-benefit liability(1)	(79)	(98)	(198)

	Gains/(losses) on disposals of financial assets	4	—	37

	Impairment losses on financial assets, net of reversals	—	(8)	(30)

	Other items	3	(11)	(14)

	Net financial income/(expenses)	(277)	(325)	(658)

Comprising:	Financial expenses	(311)	(370)	(751)

	Financial income	34	45	93

(1)           Includes the impact of the voluntary change in accounting policy described in Note A.1.2.

(2)           Includes the gain/(loss) on interest and currency derivatives used to hedge debt: €45 million for the six months ended June 30, 2013.

(3)           Primarily provisions for environmental risks and for restructuring (see Note B.12.).

The impact of hedge ineffectiveness during the six months ended June 30, 2013 was immaterial.

28 | 2013 Half-Year Financial Report  •  Sanofi

B.17. INCOME TAX EXPENSE

The Group has opted for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the split of income tax expense between current and deferred taxes:

	June 30,	June 30,	December 31,
	2013	2012 (1)	2012 (1)
(€ million)	(6 months)	(6 months)	(12 months)

Current taxes	(964)	(1,246)	(2,050)

Deferred taxes	608	391	941

Total	(356)	(855)	(1,109)

(1)         Includes the impact of applying the amended IAS 19 (see Note A.1.2.).

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

	June 30,	June 30,	December 31,
	2013(1)	2012(1)	2012
(as a percentage)	(6 months)	(6 months)	(12 months)

Standard tax rate applicable in France	34.4	34.4	34.4

Difference between French tax rate and tax rates applicable to foreign subsidiaries(2)	(10.5)	(3.2)	(6.2)

Impact of reduced-rate income tax on royalties in France	(4.2)	(6.7)	(6.4)

Tax rate differential on intragroup margin in inventory(3)	0.6	(1.7)	(1.0)

Impact of tax borne by BMS for the territory managed by Sanofi4)	(1.4)	(0.8)	(0.7)

Impact of change in net deferred tax liabilities as a result of changes in tax laws and rates	(0.5)	(1.2)	(0.9)

French business tax (Cotisation sur la Valeur Ajoutée des Entreprises)	1.8	1.0	1.2

Reassessment of Group’s tax risks	(6.0)	2.4	(1.0)

Tax on dividend	5.8	—	—

Other items	(1.1)	0.1	(0.2)

Effective tax rate	18.9	24.3	19.2

(1)	Rate calculated on the basis of the estimated full-year effective tax rate (see Note A.2.).
(2)

Effect relating to the geographical mix of profits of Group entities, including amortization and impairment of intangible assets (which represented a higher proportion of pre-tax profits in the first half of 2013 than in the first half 2012 or in the year ended December 31, 2012).

(3)

When intragroup margin included in inventory is eliminated, a deferred tax asset is recognized on the basis of the tax rate applicable to the subsidiary that holds the inventory, which may differ from the tax rate of the subsidiary that generated the eliminated intragroup margin.

(4)	Reported on the line Attributable to non-controlling interests in the consolidated income statement.

B.18. SEGMENT INFORMATION

Sanofi has three operating segments: Pharmaceuticals, Human Vaccines (Vaccines), and Animal Health. All other activities are combined in a separate segment, Other.

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including activities acquired with Genzyme. Sanofi’s pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates and joint ventures whose activities are related to pharmaceuticals, in particular the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

Sanofi • 2013 Half-year financial report | 29

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

The “Other” segment consists of all activities that are not reportable segments as defined in IFRS 8.

Inter-segment transactions are not material.

B.18.1. Segment results

Sanofi reports segment results on the basis of “Business operating income”. This indicator, which complies with IFRS 8, is used internally to measure operational performance and allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•                  the amounts reported in the line items Restructuring costs, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•                  amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•                  the share of net profits/losses from associates and joint ventures is added;

•                  the share attributable to non-controlling interests is deducted;

•                  other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated;

•                  restructuring costs relating to associates and joint ventures are eliminated.

Segment results are shown in the tables below:

	June 30, 2013 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,522	1,457	1,083	—	16,062
Other revenues	155	12	14	—	181
Cost of sales	(4,167)	(695)	(346)	—	(5,208)
Research and development expenses	(2,007)	(249)	(85)	—	(2,341)
Selling and general expenses	(3,796)	(299)	(343)	—	(4,438)
Other operating income and expenses	131	7	(2)	34	170
Share of profit/(loss) of associates and joint ventures	27	(4)	(2)	—	21
Net income attributable to non-controlling interests	(86)	—	—	—	(86)
Business operating income	3,779	229	319	34	4,361

	June 30, 2012 (1) (6 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	14,827	1,400	1,154	—	17,381
Other revenues	645	10	18	—	673
Cost of sales	(4,424)	(563)	(346)	—	(5,333)
Research and development expenses	(2,044)	(283)	(80)	—	(2,407)
Selling and general expenses	(3,755)	(287)	(358)	(1)	(4,401)
Other operating income and expenses	(1)	(2)	1	18	16
Share of profit/(loss) of associates and joint ventures	425	(6)	—	—	419
Net income attributable to non-controlling interests	(104)	—	—	—	(104)
Business operating income	5,569	269	389	17	6,244

(1)            Includes the impact of applying the amended IAS 19 (see Note A.1.2.).

30 | 2013 Half-Year Financial Report  •  Sanofi

	December 31, 2012 (1) (12 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	28,871	3,897	2,179	—	34,947
Other revenues	933	44	33	—	1,010
Cost of sales	(8,745)	(1,629)	(701)	—	(11,075)
Research and development expenses	(4,203)	(538)	(164)	—	(4,905)
Selling and general expenses	(7,650)	(609)	(669)	(1)	(8,929)
Other operating income and expenses	134	(7)	3	18	148
Share of profit/(loss) of associates and joint ventures	432	(1)	(7)	—	424
Net income attributable to non-controlling interests	(171)	—	(1)	—	(172)
Business operating income	9,601	1,157	673	17	11,448

(1)            Includes the impact of applying the amended IAS 19 (see Note A.1.2.).

The table below shows the reconciliation between ‘‘Business net income’’ and Income before tax and associates and joint ventures, in accordance with IFRS 8.

(€ million)	June 30, 2013 (6 months)	June 30, 2012(1) (6 months)	December 31, 2012(1) (12 months)
Business operating income	4,361	6,244	11,448
Share of profit/loss of associates and joint ventures(2)	(21)	(419)	(424)
Net income attributable to non-controlling interests(3)	86	104	172
Amortization of intangible assets	(1,543)	(1,675)	(3,291)
Impairment of intangible assets	(440)	(40)	(117)
Fair value remeasurement of contingent consideration liabilities	(117)	(106)	(192)
Expenses arising from the impact of acquisitions on inventories(4)	(6)	(17)	(23)
Restructuring costs	(159)	(250)	(1,141)
Operating income	2,161	3,841	6,432
Financial expense	(311)	(370)	(751)
Financial income	34	45	93
Income before tax and associates and joint ventures	1,884	3,516	5,774

(1)            Includes the impact of applying the amended IAS 19 (see Note A.1.2.).

(2)            Excluding (i) restructuring costs of associates and joint ventures and (ii) expenses arising from the impact of acquisitions on associates and joint ventures.

(3)            Excluding the share attributable to non-controlling interests of (i) restructuring costs and (ii) other adjustments.

(4)           This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date.

B.18.2. Other segment information

The tables below show the split by operating segment of (i) the carrying amount of investments in associates and joint ventures accounted for by the equity method, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal associates and joint ventures are: for the Pharmaceuticals segment, the entities majority owned by BMS (see Note C.1. to the consolidated financial statements for the year ended December 31, 2012), Handok (divested October 30, 2012), and Infraserv GmbH & Co. Höchst KG; and for the Vaccines segment, Sanofi Pasteur MSD.

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions made during the period.

Sanofi  •  2013 Half-Year Financial Report  | 31

		June 30, 2013
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Investments in associates and joint ventures	207	275	4	—	486
Acquisitions of property, plant and equipment	417	91	40	—	548
Acquisitions of intangible assets	171	6	3	—	180

		June 30, 2012
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Investments in associates and joint ventures	423	311	—	—	734
Acquisitions of property, plant and equipment	536	108	38	—	682
Acquisitions of intangible assets	98	1	5	—	104

		December 31, 2012
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Investments in associates and joint ventures	192	292	3	—	487
Acquisitions of property, plant and equipment	1,024	216	79	—	1,319
Acquisitions of intangible assets	276	9	8	—	293

B.18.3. Information by geographical region

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

	June 30, 2013
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	16,062	5,277	1,320	5,076	4,797	5,709
Non-current assets:
– property, plant and equipment	10,409	6,548	3,993	2,676	2,291	1,185
– other intangible assets	18,266	4,003		10,266		3,997
– goodwill (1)	36,877	15,021		14,852		7,004

(1)            Excludes goodwill allocated in full to the Animal Health segment (see Note D.5. to the consolidated financial statements for the year ended December 31, 2012). Goodwill recognized for the Animal Health cash generating unit amounted to €1,267 million as of June 30, 2013.

	June 30, 2012
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	17,381	5,688	1,517	5,668	5,395	6,025
Non-current assets:
– property, plant and equipment	10,723	6,739	4,020	2,819	2,415	1,165
– other intangible assets	22,415	5,102		12,712		4,601
– goodwill (1)	37,755	15,239		15,544		6,972

(1)            Excludes goodwill allocated in full to the Animal Health segment (see Note D.5. to the consolidated financial statements for the year ended December 31, 2012). Goodwill recognized for the Animal Health cash generating unit amounted to €1,292 million as of June 30, 2012.

32 | 2013 Half-Year Financial Report  •  Sanofi

	December 31, 2012
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	34,947	11,056	2,846	11,440	10,873	12,451
Non-current assets:
– property, plant and equipment	10,578	6,707	4,073	2,696	2,285	1,175
– other intangible assets	20,192	4,417		11,400		4,375
– goodwill (1)	36,840	15,025		14,761		7,054

(1)            Excludes goodwill allocated in full to the Animal Health segment (see Note D.5. to the consolidated financial statements for the year ended December 31, 2012). Goodwill recognized for the Animal Health cash generating unit amounted to €1,233 million as of December 31, 2012.

As stated in Notes B.6.1. and D.5. to the consolidated financial statements for the year ended December 31, 2012, France is not a cash generating unit (CGU). Consequently, information about goodwill is provided for Europe.

Sanofi  •  2013 Half-Year Financial Report  | 33

B.18.4. Net sales

Sanofi’s net sales comprise the net sales generated by the Pharmaceuticals, Vaccines and Animal Health segments.

The table below shows net sales of flagship products and of the other major products of the Pharmaceuticals segment:

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	December 31, 2012 (12 months)
Lantus®	2,747	2,346	4,960
Apidra®	134	108	230
Amaryl®	193	213	421
Insuman®	65	65	135
Other diabetes products	24	15	36
Total: Diabetes	3,163	2,747	5,782
Taxotere®	222	309	563
Eloxatine®	119	759	956
Jevtana®	106	119	235
Thymoglobulin®	96	95	193
Mozobil®	51	45	96
Zaltrap®	25	—	25
Other oncology products	125	165	326
Total: Oncology	744	1,492	2,394
Cerezyme®	342	299	633
Myozyme® /Lumizyme®	242	225	462
Fabrazyme®	183	121	292
Aldurazyme®	78	71	150
Other products	120	118	241
Total: Rare Diseases	965	834	1,778
Aubagio®	53	—	7
Total: Multiple Sclerosis	53	—	7
Total: Genzyme	1,018	834	1,785
Plavix®	943	1,058	2,066
Lovenox®	864	1,015	1,893
Aprovel® / CoAprovel®	479	641	1,151
Renagel® /Renvela®	346	312	653
Allegra®	248	308	553
Ambien® Family	193	254	497
Depakine ®	209	202	410
Synvisc® /Synvisc-One®	182	184	363
Tritace®	158	180	345
Multaq®	131	127	255
Lasix®	83	104	210
Targocid®	88	105	198
Orudis®	73	92	184
Cordarone®	72	82	163
Xatral®	51	69	130
Actonel®	52	72	134
Auvi-QTM	15	—	—
Other products	2,147	2,499	4,853
Consumer Health Care	1,540	1,543	3,008
Generics	723	907	1,844
Total: Pharmaceuticals	13,522	14,827	28,871

34 | 2013 Half-Year Financial Report  •  Sanofi

The table below shows net sales of the principal vaccine types sold by the Vaccines segment:

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	December 31, 2012 (12 months)
Polio/Pertussis/Hib Vaccines	563	518	1,184
Influenza Vaccines	172	169	884
Meningitis/Pneumonia Vaccines	203	202	650
Adult Booster Vaccines	209	233	496
Travel and Endemics Vaccines	172	177	364
Other Vaccines	138	101	319
Total: Vaccines	1,457	1,400	3,897

The table below shows net sales of the principal products sold by the Animal Health segment:

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	December 31, 2012 (12 months)
Frontline® and other fipronil-based products	364	468	775
Vaccines	361	345	730
Avermectin	245	221	423
Other Animal Health products	113	120	251
Total: Animal Health	1,083	1,154	2,179

B.18.5. Split of sales

The three largest customers accounted for approximately 7.1%, 5.8% and 4.7% respectively of the Group’s gross sales in the first half of 2013.

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